Exhibit 99.1

ChowChow Cloud Announces Pricing of Initial Public Offering

September 15, 2025 11:30 PM Eastern Standard Time

HONG KONG--(BUSINESS WIRE)-- ChowChow Cloud International Holdings Limited (“ChowChow Cloud” or the “Company”), a technology company providing one-stop cloud solutions in Hong Kong, announced today the pricing of its initial public offering (the “Offering”) of 2,600,000 ordinary shares at a price of US$4.00 per share to the public, for a total of US$10,400,000 of gross proceeds to the Company, before deducting underwriting discounts and other offering expenses.

The Company has granted a 45-day option to the underwriter to purchase up to 390,000 additional ordinary shares, representing 15% of the ordinary shares sold in this Offering, at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any. All of the ordinary shares are being offered by the Company. The ordinary shares are expected to begin trading on the NYSE American on September 16, 2025, under the symbol “CHOW”. The Offering is expected to close on September 17, 2025, subject to the satisfaction of customary closing conditions.

US Tiger Securities, Inc. is acting as the sole book-running manager of the Offering. Sidley Austin LLP is acting as U.S. counsel to the Company, and VCL Law LLP is acting as U.S. counsel to US Tiger Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 (File No. 333- 286296) relating to the Offering, as amended, has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 15, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from US Tiger Securities, Inc., 437 Madison Ave., 27th Floor, New York, NY 10022, by email at ECM@ustigersecurities.com, or by telephone at +1 (646) 978-5188. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ChowChow Cloud International Holdings Limited

ChowChow Cloud is a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. ChowChow Cloud was founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, ChowChow Cloud’s founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and ChowChow Cloud specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

For Investor Relations:

Investor Relations Team

ChowChow Cloud International Holdings Limited

Email: ir@chochowcloud.com